347 Riverside Avenue, Jacksonville, FL 32202 www.fisglobal.com

September 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell and Karina Dorin

Re:	Fidelity National Information Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 27, 2023

File No. 001-16427

Dear Mr. Purcell and Ms. Dorin:

This letter sets forth Fidelity National Information Services, Inc.’s (the “Company”) responses to the comment letter, dated September 6, 2023, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). For ease of reference, each of your comments is set forth in bold below, followed by the Company’s response.

General

1.

We note that you provided more expansive disclosure in your Global Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Global Sustainability Report.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and agrees that the Company’s 2022 Global Sustainability Report (the “Global Sustainability Report”) contained more expansive climate-related discussion compared with the Company’s disclosures in the Form 10-K.

In preparing the Form 10-K, the Company carefully considered its disclosure obligations under applicable U.S. securities laws and regulations, including judicial interpretations thereof and applicable materiality standards, while also taking into account the Commission Guidance Regarding Disclosure Related to Climate Change (Release No. 33-9106, Feb. 2, 2010) and other relevant Commission guidance and interpretative advice. The Company also reviewed, and continues to follow the development of, the Commission’s proposed Rules regarding The Enhancement and Standardization of Climate-Related Disclosures for Investors (Release No. 33-11042, March 21, 2022). After thoughtful deliberation and internal review and discussion, the Company’s management reasonably concluded that the effects of climate change were not material to the Company and its operations with respect to the period covered by the Form 10-K, and that the disclosures in the Form 10-K were adequate and appropriate given the nature of the Company’s business.

In contrast to the Form 10-K, the Global Sustainability Report is prepared for a broader range of stakeholders, including employees, customers, suppliers, certain investors and business partners, as well as the communities in which the Company operates. The Global Sustainability Report is intended to highlight the Company’s ongoing initiatives related to climate change and other Environmental, Social and Governance (“ESG”) topics that may be of interest to this wider audience of Company stakeholders. The climate-related information contained in the Global Sustainability Report reflects, in significant part, discussions between the Company and its stakeholders and a desire to be responsive to such stakeholders’ feedback and requests for information concerning ESG matters. The inclusion of such information in the Global Sustainability Report also reflects the Company’s consideration of certain voluntary third-party disclosure frameworks, including the disclosure frameworks promulgated by the Sustainability Accounting Standards Board, the Global Reporting Initiative (“GRI”), the Task Force on Climate-Related Financial Disclosures, the Greenhouse Gas Protocol and the Company’s own assessment of what might be useful or informative for the benefit of its various stakeholders. “Material” and “materiality,” as such terms are defined by GRI and reflected in the Global Sustainability Report, for example, are different and broader than how those terms are defined and used in the context of the filings with the Commission as defined under Basic Inc. v. Levinson, 485 U.S. 224 (1988) or U.S. securities laws and regulations. The Company believes that the Global Sustainability Report would be less informative to the relevant stakeholders if such report only included information that the Company is required by law or regulation to disclose in its filings with the Commission. In this regard, the Company respectfully advises the Staff that the Company’s voluntary inclusion of climate-related information in the Global Sustainability Report is not intended to imply that such information is material under the federal securities laws or is otherwise within the scope of the information required to be disclosed by the Company under U.S. securities laws and regulations.

Accordingly, the Company respectfully advises the Staff that there are no pending or existing climate-related matters that the Company reasonably believes were required under applicable laws and regulations to be further described in the Form 10-K. The Company will continue to monitor evolving regulatory proposals regarding climate change and will include any required additional disclosures in the Company’s future filings with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

2.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Set forth below is a response to each bullet point listed in the comment:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

The Company respectfully advises the Staff that the Company provides services to a broad base of customers across a range of industries. These services utilize sophisticated software and computer systems, but do not directly emit greenhouse gas (“GHG”) emissions. More details about the Company’s business and customer base are set forth below.

The Company’s Banking Solutions and Capital Market Solutions segments (i) focus on serving financial services clients of all sizes, with no single financial services client representing more than 5% of the Company’s revenues, (ii) do not target their service offerings toward the functions of those financial services clients that are particularly exposed to disruption as a result of climate-related issues and (iii) do not, in the Company’s reasonable judgment, face any material risk that their financial services clients are at risk of being replaced (whether as a whole or in significant part) as a result of climate-related issues or related legal or business shifts. With respect to the Company’s Merchant Solutions segment, which is the subject of a pending sale of a 55% stake in the business, the Company provides services to a diverse client base of merchants in eCommerce, as well as to enterprise customers and small- and medium-sized businesses. The Merchant Solutions segment’s customer base is not materially concentrated in merchants that produce GHG emissions as a byproduct of their businesses. Lastly, the Company’s Corporate and Other segment does not directly generate any GHG emissions, as it consists solely of corporate overhead expense, certain leveraged functions and miscellaneous expenses that are not included in the aforementioned operating segments, as well as certain non-strategic businesses that the Company plans to wind down or sell.

During the three-year period covered by the Form 10-K, the Company did not experience any decreased demand for goods or services because those goods or services produced significant GHG emissions or because they were related to carbon-based energy sources. As highlighted above, the Company does not produce or sell any goods or services that directly emit GHG emissions, nor is the Company’s customer base materially concentrated in companies that produce GHG emissions as a byproduct of their businesses or that are especially vulnerable to climate-related shifts in the business or legal environment. The Company does not currently expect any material market shift in demand for its services based on climate change-related issues. Nonetheless, the Company is mindful that the consequences of climate change are evolving and have the potential to affect the Company and/or its customers in the future. As such, the Company will continue to monitor the direct and indirect effects of climate change, including effects on the Company’s customers, and if any such developments are reasonably likely to have a material effect on the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

•	increased demand for goods that result in lower emissions than competing products;

During the three-year period covered by the Form 10-K, the Company did not experience any increased demand for goods that result in lower emissions than competing products. As a services business that does not directly produce GHG emissions as a byproduct of its business, the Company does not currently expect to experience the type of increased demand referenced in this bullet point. However, given that the consequences of climate change are evolving and have the potential to affect the Company and/or its customers in the future, the Company will monitor the likelihood of increased demand for goods that result in lower emissions than competing products, and if such increased demand is reasonably likely to have a material effect on the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

•	increased competition to develop innovative new products that result in lower emissions;

During the three-year period covered by the Form 10-K, the Company did not experience any increased competition to develop innovative new products that result in lower emissions. As a services business that does not directly produce GHG emissions as a byproduct of its business, the Company does not currently expect to experience the type of competition referenced in this bullet point. However, given that the consequences of climate change are evolving and have the potential to affect the Company and/or its customers in the future, the Company will monitor the likelihood of increased competition to develop innovative new products that result in lower emissions, and if such increased competition is reasonably likely to have a material effect on the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

•	increased demand for generation and transmission of energy from alternative energy sources; and

During the three-year period covered by the Form 10-K, the Company did not experience increased demand for the generation and transmission of energy from alternative energy sources that has materially impacted the Company’s business, financial condition or results of operations. The Company is not engaged in the generation or transmission of energy, whether from alternative energy sources or otherwise. However, the Company does purchase electricity in the ordinary course of its business. The Company’s energy usage declined by approximately 35% from 2019 to 2022, and the Company continues to explore ways to reduce its energy consumption. In preparing the Form 10-K, the Company’s management reasonably determined that these developments in the Company’s energy consumption were not material to the Company’s business, financial condition or results of operations. If future changes in energy consumption are reasonably likely to materially impact the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

At the time of filing the Form 10-K the Company was not, and the Company currently is not, aware of any reputational damage that has occurred or is reasonably anticipated to occur as a result of operations or products that produce material GHG emissions. As noted above, the Company does not have any operations or products that directly emit GHG emissions. The Company will monitor the likelihood of reputational risks resulting from operations or products that produce material GHG emissions, and if such risks are reasonably likely to have a material effect on the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in future filings with the Commission.

3.	Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Set forth below is a response to each bullet point listed in the comment:

•	severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;

As disclosed in Part I, Item 2 of the Form 10-K, in addition to the Company’s corporate headquarters in Jacksonville, Florida, the Company owns or leases support centers, data processing facilities and other facilities at approximately 110 locations around the world. During the three-year period covered by the Form 10-K, the Company did not experience any material physical effects or material damage to its operations due to severe weather. During such three-year period, the two most significant weather-related events were: (1) a temporary disruption of the Company’s operations in its Cebu City, Philippines office as a result of Typhoon Odette, which struck the Philippines in December 2021; and (2) minor physical damage to the Company’s office in Orlando, Florida, as a result of Hurricane Ian in September 2022, neither of which had a material effect on the Company’s operations. The Company will monitor the likelihood of severe weather and any resulting material impact on the Company’s properties or operations, and to the extent any such developments are reasonably likely to materially impact the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

•	quantification of material weather-related damages to your property or operations;

During the three-year period covered by the Form 10-K, the Company did not experience any material weather-related damages to its property or operations. The damages and disruptions due to Typhoon Odette in 2021 and Hurricane Ian in 2022 resulted in less than $100,000 in aggregate losses to the Company, which the Company’s management reasonably determined were not material. The Company will monitor the likelihood of material weather-related damages to its property or operations, and to the extent any such developments are reasonably likely to materially impact the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

During the three-year period covered by the Form 10-K, the Company did not experience indirectly the effects of weather-related impacts that affected the Company’s major customers or suppliers. The Company will monitor the likelihood of indirect weather-related impacts that may affect the Company’s major customers or suppliers, and to the extent any such developments are reasonably likely to materially impact the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

•	any weather-related impacts on the cost or availability of insurance.

During the three-year period covered by the Form 10-K, the Company did not experience any weather-related impacts on the cost or availability of insurance to the Company. The Company did experience an approximately 3% cumulative cost increase over the three-year period for property and casualty insurance premiums purchased in the ordinary course of business. To the Company’s knowledge, such cost increase was principally based on the Company’s revenue and headcount rather than weather-related impacts. In preparing the Form 10-K, the Company’s management reasonably determined that this modest increase in insurance costs was not material to the Company’s business, financial condition or results of operations. The Company will monitor the likelihood of weather-related impacts that may affect the cost or availability of insurance to the Company, and to the extent any such developments are reasonably likely to materially impact the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

4.

We note you disclose in your Global Sustainability Report that you purchased and retired carbon credits in the amounts 7,200, 4,363, 0, and 0 scope metric tonnes CO2 for the years ended December 31, 2022, 2021, 2020, and 2019 respectively. Please tell us how you considered providing disclosure about the purchase of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Please also discuss any purchase or sale of carbon credits or offsets in future periods and ensure you provide quantitative information with your response.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company purchased carbon credits in the amount of $72,000, $35,000, $0 and $0 with respect to the years ended December 31, 2022, 2021, 2020 and 2019, respectively. In preparing the Form 10-K, the Company’s management reasonably determined that the purchase of an aggregate of $107,000 of carbon credits during the period covered by the Form 10-K was not material to the Company’s business, financial condition or results of operations. The Company continues to evaluate the use of carbon credits or offsets to meet its business needs and currently does not expect that any future purchases of carbon credits or offsets will materially affect its business, financial condition or results of operations. To the extent any such future purchases become reasonably likely to materially impact the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

* * * * * * * *

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or comments about this letter, please call me at (904) 831-4681.

Very truly yours, /s/ James Kehoe James Kehoe Chief Financial Officer Fidelity National Information Services, Inc.

cc:	Robert S. Rachofsky, Willkie Farr & Gallagher LLP

Danielle Scalzo, Willkie Farr & Gallagher LLP